Exhibit 19.1

Insider Trading Policy

The following is the insider trading policy of Kraig Biocraft Laboratories, Inc. (the “Company”) and outlines the procedures that all Company personnel must follow to comply with company policy. This policy arises from our responsibilities as a public company. Failure to comply with these procedures could result in termination of employment. If the breach of company policy outlined here is also a breach of the law, there can be legal penalties. It is essential that you review our policy carefully.

While Company policy is not the law, this policy is designed to guide employee behavior within our interpretation of the law. Please review the attached information carefully. If you have any questions, please contact management and, more importantly, your own attorneys for their interpretation of changing governmental rules and regulations, which also apply.

The Company’s insider trading policy provides as follows:

Company Definition of Insider: Reason for Policy

An “insider” is a person who possesses or has access to material information concerning the Company that has not been fully disclosed to the public (see below for a definition of “material information”). Insiders may be subject to liability for trading (purchase or sale) in the Company stock when they know material information concerning the Company that has not been fully disclosed to the public.

Insider trading proscriptions are not limited to trading by the insider alone; it is also illegal to advise others to trade on the basis of undisclosed material information.

Finally, insider trading can cause a substantial loss of confidence in the Company and its stock on the part of the public and the securities markets. This could obviously have an adverse impact on the Company and its shareholders.

Applicability of Company Policy

This policy applies to all transactions in the Company’s common stock by “insiders.” As a rule of thumb, insiders are (1) members of the Board of Directors and officers of the Company or (2) any employees of the Company and its subsidiaries who know material information regarding the Company that has not been fully disclosed to the public. This policy also applies to the immediate families (defined as direct family living in the same household) of such insiders. A person can be an insider for a limited time with respect to certain material information even though they are not an officer or director. For example, a secretary who knows that a significant contract or order has just been received may be an insider with respect to that information until the news has been fully disclosed to the public.

Definition of Full Disclosure

Full disclosure to the public generally means a filing with the SEC (a “Filing”) or a press release published over a wire service, which is also published on the company website. A speech to an audience, a TV or radio appearance or an article in an obscure magazine do not qualify as full disclosure. Full disclosure means that the securities markets have had the opportunity to digest the news. Generally, two to three business days following the Filing, release to a national wire service or publication in a well-known print media is regarded as sufficient for dissemination and interpretation of material information.

Definition of Material Information

It is not possible to define all categories of material information, and views and opinions vary and may change over time as to what constitutes materiality. In general, information should be regarded as material if there is a likelihood that it would be considered important/determinative by an investor in making a decision regarding the purchase or sale of the Company stock. While it may be difficult under this standard to determine whether certain information is material, there are various categories of information that would almost always be regarded as material, such as information covering major contract approvals or rejections, major corporate partnering transactions, proposed acquisitions, significant unanticipated changes in the level of sales, orders or expenses, earnings announcements, significant pricing changes, proposed commencement or changes in dividends, planned stock splits, new equity or debt offerings, significant litigation developments, top management changes and similar matters. If any insider has questions as to the materiality of the information, they should contact the Company’s legal counsel for clarification.

Any employee who has access to inside information on a regular basis (for example, receipt of monthly financial highlights) is well advised to utilize the same trading window defined below for officers and directors.

As noted above, this policy applies to the immediate families of insiders. Although immediate family is narrowly defined, an employee should be especially careful with respect to family or to unrelated persons living in the same household.

Specific Procedures

1.	Any officer, director, employee or other person associated with the Company who knows of any “material information” (see the definition above) concerning the Company that has not been disclosed to the public must refrain from trading (purchase or sale), and must refrain from advising others to trade, in the Company stock until the third business day after public disclosure of such information is made (any period of time during which trades are forbidden are referred to as “Blackout Periods”) .

2.	Officers and directors may engage in a transaction (purchase or sale) in the Company stock only during the period commencing on the third business day after the day on which the Company’s financial results for any particular fiscal period has been released and ending twenty-one (21) calendar days prior to the release of the next 10Q or 10K. The “window period” may be closed early or entirely if, in the judgment of the Company’s President, Chief Financial Officer, or General Counsel, undisclosed information exists that would make trading by officers or directors inappropriate.

3.	Even within the “window period,” officers and directors who desire to buy or sell Company stock must consult in advance with the CEO to confirm that there is no undisclosed information that would make such a trade inappropriate.

4.	Employees (other than officers and directors) may engage in a transaction (purchase or sale) in the Company stock at any time except between the date on which any material information that has not been disclosed to the public is in the possession of the employee and the close of business on the day after the day such information is publicly disclosed.

5.	It does not matter that the “insider” may have decided to engage in a transaction before learning of the undisclosed material information or that delaying the transaction might result in economic loss. It is also irrelevant that publicly disclosed information about the Company might, even aside from the undisclosed material information, provide a substantial basis for engaging in the transaction. Pursuant to this policy, officers, directors, and employees simply cannot trade in the Company stock while in possession of undisclosed material information about the Company.

Important exceptions to the policy are as follows:

a.	Exercise of a stock option under the Company’s 2019 Stock Option Plan. Note that this exception does not include a subsequent sale of the shares acquired pursuant to the exercise of the option under such plans.

b.	Non-employee-directed purchases under the Company’s 401(k) Plan, if applicable.

c.	Any transaction specifically approved in writing in advance by the General Counsel.

d.	Rule 10b5-1 Plans. Transactions in Company securities under a plan that complies with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are not subject to the prohibition on trades during Blackout Periods or the prohibition on trading while being aware of material, nonpublic information described above.

As a general guideline, a Rule 10b5-1 plan must be entered into before the employee is aware of material, nonpublic information and may not be adopted during a Blackout Period. Once the plan is adopted, the employee must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. In addition, the plan must either specify (including by formula) the amount, pricing and timing of transactions in advance or delegate discretion on those matters to an independent third party.

Corporate officers and directors are encouraged to employ Rule 10b5-1 plans in connection with any sale or disposition of Company securities. The Company requires that all Rule 10b5-1 plans be reviewed in advance by the Company’s counsel and that a letter by counsel or the board of directors be obtained stating that it/they have no legal objection to the plan. As Company policy is to encourage the use of 10b5-1 plans, and as these plans are designed to provide a safe harbor, the Company policy is to refrain from objections to a plan unless it appears to be in violation of specific rules or contractual obligations.